Filed Pursuant to Rule 433
 File No. 333-177633
 November 8, 2012

Pricing Term Sheet

Canadian National Railway Company

US$250,000,000 2.25% Notes due 2022
US$250,000,000 3.50% Notes due 2042

Issuer:	Canadian National Railway Company

Security Type:	2.25% Notes due 2022 (the “2022 Notes”) 3.50% Notes due 2042 (the “2042 Notes”)

Size:	US$250,000,000 (2022 Notes) US$250,000,000 (2042 Notes)

Maturity:	November 15, 2022 (2022 Notes) November 15, 2042 (2042 Notes)

Benchmark Treasury:	1.625% due August 15, 2022 (2022 Notes) 3.00% due May 15, 2042 (2042 Notes)

Benchmark Treasury Price and Yield:	100-08+ 1.595% (2022 Notes) 104-26 2.761% (2042 Notes)

Spread to Benchmark Treasury:	+67 bps (2022 Notes) +77 bps (2042 Notes)

Yield to maturity:	2.265% (2022 Notes) 3.531% (2042 Notes)

Coupon:	2.25% per annum, accruing from November 20, 2012 (2022 Notes) 3.50% per annum, accruing from November 20, 2012 (2042 Notes)

Price to Public:	99.867% of face amount (2022 Notes) 99.430% of face amount (2042 Notes)

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2013 (2022 Notes) May 15 and November 15, commencing May 15, 2013 (2042 Notes)

Redemption:
At any time (i) prior to August 15, 2022 at the greater of  (x) par and (y) the present value of the remaining scheduled payments of principal and interest, discounted at a rate of Treasury plus 12.5 basis points, and (ii) on or after August 15, 2022 at par, plus, in each case, accrued and unpaid interest (2022 Notes)

At any time (i) prior to May 15, 2042 at the greater of  (x) par and (y) the present value of the remaining scheduled payments of principal and interest, discounted at a rate of Treasury plus 15 basis points, and (ii) on or after May 15, 2042 at par, plus, in each case, accrued and unpaid interest (2042 Notes)

Trade Date:	November 8, 2012

Settlement Date:	(T+7): November 20, 2012

CUSIP/ISIN:	136375 BX9 / US136375BX90 (2022 Notes) 136375 BW1 / US136375BW18 (2042 Notes)
Ratings:*	A3 (Moody’s) / A- (S&P) / A (low) (DBRS)

Joint book-running managers: Senior Co-managers: Co-managers:
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

J.P. Morgan Securities LLC
BNP Paribas Securities Corp.

BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free, at (800) 294-1322, RBC Capital Markets, LLC, toll free, at (866) 375-6829, or Wells Fargo Securities, LLC, toll free, at (800) 326-5897.

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